UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-40139

Orion Acquisition Corp.
(Exact name of registrant as specified in its charter)

767 5th Avenue, 44th Floor New York, NY 10153 (212) 583-8540
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-quarter of one redeemable warrant

Class A common stock, par value $0.0001

Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an excise price of $11.50 a share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-quarter of one redeemable warrant: 0 holders

Class A common stock, par value $0.0001: 0 holders

Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an excise price of $11.50 a share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Orion Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ORION ACQUISITION CORP.

Date: December 12, 2022	By:	/s/ Beau Garverick
	Name:	Beau Garverick
	Title:	Chief Executive Officer